Excerpt from the meeting minutes 08/27/11:

On motion duly made and seconded, all four directors unanimously adopted the following resolution to renew Fidelity Bond 6214325:

WHEREAS, the Directors of Bread & Butter Fund, including both Disinterested Directors as defined in the Investment Company Act of 1940, as amended, have reviewed the form and coverage of National Union Fire Insurance Company of Pittsburgh No. 6214325 (the "Fidelity Bond"); and

WHEREAS, the amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the Investment Company Act of 1940; and

WHEREAS, the custody and safekeeping of Bread & Butter Fund’s securities are exclusively the obligation of The Huntington National Bank as Custodian for Bread & Butter Fund; and

WHEREAS, no employee of Bread & Butter Fund or employee of the Adviser has access to Bread & Butter Fund’s portfolio securities;

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

FURTHER RESOLVED, that President of Bread & Butter Fund is designated as the person who shall make the filings and give the notices required by Paragraph (h) of Rule 17g-1.

INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS

BOND NUMBER 6214325

Item 1. Name of Insured: Bread & Butter Fund, Inc.

Principal Address: Attn: James Potful
3633 Hill Road, 3rd Floor
Parsippany NJ 07054

(Herein called the Insured)

Item 2. Bond Period from 12:01 a.m. on 10/21/2011 to 12:01 a.m. on 10/21/2012.

The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3. Limit of Liability –
Subject to Section 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A – FIDELITY	$100,000	$0
Insuring Agreement B – AUDIT EXPENSE	Not Covered	Not Covered
Insuring Agreement C – ON PREMISES	Not Covered	Not Covered
Insuring Agreement D – IN TRANSIT	Not Covered	Not Covered
Insuring Agreement E – FORGERY OR ALTERATION	$100,000	$5,000
Insuring Agreement F – SECURITIES	Not Covered	Not Covered
Insuring Agreement G – COUNTERFEIT CURRENCY	Not Covered	Not Covered
Insuring Agreement H – STOP PAYMENT	Not Covered	Not Covered
Insuring Agreement I – UNCOLLECTIBLE ITEMS OF DEPOSIT	Not Covered	Not Covered

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J – COMPUTER SYSTEMS	$100,000	$5,000
Insuring Agreement K – UNAUTHORIZED SIGNATURES	$25,000	$5,000
Insuring Agreement L – AUTOMATED PHONE SYSTEMS	Not Covered	Not Covered
Insuring Agreement M – TELEFACSIMILE	Not Covered	Not Covered

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
No Exceptions

Item 5. The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
103012 (10/09), 103003 (10/09), 89644 (7/05), 103004 (10/09),

91222 (12/09), SR5538, 41206 (9/84)

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

Item 7. Premium Amount: $302
FHFC – Florida Hurricane Fund:
Total Premum: $302

Issue Date: 11/10/2011

By: [signature]
Authorized Representative